Exhibit 99.37

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2021

2

Introduction

This management's discussion and analysis (“MD&A”) reviews the significant activities of Carbon Streaming Corporation (“Carbon Streaming” or the “Company”) and analyzes the financial results for the year ended June 30, 2021. This MD&A should be read in conjunction with the audited consolidated financial statements for the year ended June 30, 2021 and 2020 of the Company with the related notes thereto, which are available for viewing on www.sedar.com.

All financial information in this document is prepared in accordance with International Financial Reporting Standards (“IFRS”) and presented in Canadian dollars unless otherwise indicated.

The effective date of this MD&A is September 27, 2021.

Management is responsible for the preparation and integrity of the Company's audited consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management is also responsible for ensuring that information disclosed externally, including that within the Company's financial statements and MD&A, is complete and reliable.

This discussion contains forward-looking statements that involve risks and uncertainties. Although such information is considered to be accurate, actual results may differ materially from those anticipated in the statements made. Additional information on the Company is available for viewing on SEDAR at www.sedar.com.

Description of Business

Carbon Streaming is a unique environmental, social and governance (ESG) principled investment vehicle offering investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. Our business model is focused on acquiring, managing and growing a high-quality and diversified portfolio of investments in projects and/or companies that generate or are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits.

The Company invests capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. Many of these projects will have significant social and economic co-benefits in addition to their carbon reduction or removal potential.

The Company's common shares (“Common Shares”) are listed on the NEO Exchange Inc. (“NEO Exchange”) under the symbol “NETZ” and the warrants that expire in March 2026 (the “March 2026 Warrants”) are listed on the Neo Exchange under the symbol “NETZ.WT”. The Company's Common Shares are also listed on the Frankfurt Stock Exchange under the symbol “FSE: M2QA” and trade on the OTC Markets under the symbol “OFSTF”.

Acquisition Growth Strategy

Carbon Streaming believes there is significant potential for stream-based financing in the carbon markets. There are currently over 4,700 carbon offset projects listed in the four largest voluntary carbon credit registries, which is anticipated to significantly increase in response to rapidly increasing demand for carbon credits. Carbon Streaming is positioning itself to not only be able to provide funding to developers or project owners looking to innovatively finance new carbon offset projects or monetize some or all of their existing or future carbon credits today, but also to be able to market high quality carbon credits to the buyers that will need them to meet their regulated or voluntary requirements or goals as they offset their carbon footprint.

3

Our Outlook

The Company's outlook for the next 12 months is to continue to deploy the capital it has raised in the capital markets by entering into carbon credit streaming agreements with projects that generate high- quality carbon credits and have a strong ESG principles. The amount of capital that can be deployed and the corresponding carbon credits that can be generated will in-part depend on many factors that cannot be controlled by the Company, including the continuing impact of COVID-19.

For a comprehensive discussion of the risks, assumptions and uncertainties that could impact the Company's outlook, investors are urged to review the section of the Company's Annual Information Form (“AIF”) entitled “Risk Factors” a copy of which is available on SEDAR at www.sedar.com.

Company Highlights

Corporate Restructuring

The Company was incorporated under the Business Corporations Act (British Columbia) on September 13, 2004 under the name “Mexivada Mining Corp.” and commenced operations on November 18, 2004. The Company has historically focused on the acquisition of precious and rare high tech metal exploration properties in Mexico, Nevada, United States and in Ontario, Canada.

From May 2017 until February 2020, the Company had been subject to cease trade orders (“CTO's”) with respect to the Company's failure to file its annual financial statements for the fiscal year ended June 30, 2012, and corresponding MD&A. During the year ended June 30, 2020, the Company made application to have the CTOs revoked; and in February 2020, the Company was successful in obtaining full revocation orders to all three CTOs.

Since the rescission of the CTOs, the Company has changed its business focus from mineral exploration to becoming a company focused on the regulated and voluntary carbon offset and sequestration sectors.

Subsequent to the Company's year-end, on July 27, 2021, the Common Shares and March 2026 Warrants commenced trading on the NEO Exchange under the symbols “NETZ” and “NETZ.WT”, respectively.

Financings

On December 16, 2020, the Company raised $70,000 through the sale of 1,400,000 units at $0.05 per unit, with each unit consisting of one Common Share and one common share purchase warrant (“Warrant”) exercisable at $0.125 per Common Share until December 16, 2025.

On December 22, 2020, the Company raised $172,500 through the sale of 3,450,000 units at $0.05 per unit, with each unit consisting of one Common Share and one Warrant exercisable at $0.125 per Common Share until December 22, 2025.

On January 27, 2021, the Company closed a non-brokered private placement of 14,670,000 units at $0.25 per unit for gross proceeds of $3,667,500. Each unit is comprised of one Common Share and one Warrant, with each Warrant exercisable at $0.75 per Common Share until January 27, 2026.

4

On March 11, 2021, the Company closed a non-brokered private placement of 43,299,268 units at $0.75 per unit for gross proceeds of $32,474,451. Each unit is comprised of one Common Share and one share purchase warrant, with each warrant exercisable at $1.50 per Common Share until March 2, 2026.

On May 12, 2021, the Company closed a non-brokered private placement of 11,611,000 Common Shares at $1.00 per Common Share for gross proceeds of $11,611,000.

Subsequent to the Company's year-end, on July 20, 2021, the Company announced the completion of a non-brokered private placement of 104,901,256 special warrants of the Company (the “Special Warrants”) at a price of US$1.00 per Special Warrant for aggregate gross proceeds to the Company of US$104.9 million. See Subsequent Events below for more details.

Company's Carbon Credit Portfolio

MarVivo Stream

On May 17, 2021, the Company announced its first carbon credit streaming investment. The Company agreed to invest US$6 million pursuant to a purchase and sale agreement (the “MarVivo Stream”) to implement the proposed MarVivo Blue Carbon Conservation Project (“MarVivo”) in Magdalena Bay in Baja California Sur, Mexico which is focused on the conservation of mangrove forests and their associated marine habitat. The MarVivo Stream is to deliver the greater of 200,000 carbon credits or 20% of verified credits generated by the project on an annual basis, for a term of 30 years starting on date of the first delivery of carbon credits, which is expected to occur in the first half of 2023. To acquire the MarVivo Stream, Carbon Streaming agreed to pay MarVivo Corporation an upfront payment of US$6 million, which is expected to fully fund the initial project development costs. US$2 million in cash will be paid upon closing, and the balance will be paid in four installments upon specific milestones being met during project development, with the final milestone payment being made upon verification of the project. The Company expects the MarVivo transaction to close in Q4 2021. Osisko has provided notice to the Company that it intends to exercise its Stream Participation Right in respect of the MarVivo Stream transaction.

BCI Term Sheet

On June 3, 2021, the Company announced it entered into an exclusive term sheet with the Bonobo Conservation Initiative (“BCI”) to provide initial funding of US$500,000 for BCI to develop two carbon credit projects within the Bonobo Peace Forest (“BPF”) located in the Democratic Republic of Congo. The two projects account for over 67% of the total 5,258,700 hectares (ha) area within the BPF and offer a combined potential to avoid and remove hundreds of millions of tonnes of CO2e over the 30-year span of the agreement. The Company expects the projects to be developed over the next 18-24 months.

Rimba Raya Stream

Subsequent to the Company's year-end, on August 3, 2021, the Company announced that it had entered into a carbon credit streaming agreement with Infinite-EARTH Limited (“InfiniteEARTH”) on the Rimba Raya Biodiversity Reserve Project (the “Rimba Raya Stream”). See Subsequent Events below for more details.

Cerrado Biome Stream

Subsequent to the Company's year-end, on September 13, 2021, the Company announced that it had entered into a carbon credit streaming agreement with Ecosystem Regeneration Associates - ERA Brazil (“ERA”) with respect to ERA's Avoided Conversion Cerrado grouped project in Brazil (the “Cerrado Biome Stream”). See Subsequent Events below for more details.

5

Strategic Partnerships

Osisko Investors Rights Agreement

On February 18, 2021, Osisko Gold Royalty Ltd. (“Osisko”) and the Company entered into a strategic partnership through an investor rights agreement (the “Investor Rights Agreement”). Under the Investors Rights Agreement, the Company has granted to Osisko certain equity financing rights to participate in future offerings of any new securities by the Company. In addition, Osisko also has the exclusive right to participate in, and acquire up to 20% of, any stream, forward sale, prepay, royalty, off-take or similar transaction between the Company, as purchaser and/or creditor, and one or more third party counterparties (the “Stream Participation Right”).

WilsonZinter Enterprises Ltd.

On June 7, 2021, the Company announced it formed a strategic partnership with WilsonZinter Enterprises Ltd. (“WZ”), a First Nations business in British Columbia, to source and finance investment opportunities in collaboration with British Columbia First Nations and develop projects within their territories to combat climate change through the reduction of greenhouse gas emissions. In partnership, the Company and WZ will meet with First Nations officials to finance and develop carbon offset projects to meet such anticipated project benefits as reforestation and improved forestry management, wetland restoration, and associated efforts to protect the area's rich biodiversity and partnership with First Nations to offer sustainable economic development, employment, and environmental education opportunities for self-sufficient communities.

InfiniteEARTH Strategic Alliance Agreement

Subsequent to the Company's year-end, concurrent with entering into the Rimba Raya Stream, the Company, InfiniteEARTH and its founders (the “Founders”) entered into a Strategic Alliance Agreement (“SAA”) the SAA. (See Subsequent Events below for more details).

Share Based Compensation

On March 31, 2021, the Company granted 2,950,000 stock options and 2,200,000 restricted share units (“RSUs” ) to certain directors, officers, advisors, and consultants of the Company. The stock options are exercisable at a price of $0.75 per share, expire on March 31, 2026, and vested immediately. The RSUs can be settled in cash, equity, or a combination thereof, at the Board's discretion, and vest one-third (1/3) on each of the first, second and third anniversaries of the date of grant.

On June 7, 2021, the Company granted 250,000 stock options and 300,000 RSU's to an officer and employees of the Company. The stock options are exercisable at a price of $1.00 per share, expire on June 7, 2026, and vested immediately. The RSUs can be settled in cash, equity, or a combination thereof, at the Board's discretion, and vest one-third (1/3) on each of the first, second and third anniversaries of the date of grant.

6

Selected Annual Financial Information

	Year ended June 30, 2021 ($)	Year ended June 30, 2020 ($)	Year ended June 30, 2019 ($)
Revenue	nil	nil	nil
Net loss	(5,713,609)	(108,754)	(11,381)
Net loss per share - basic	(0.14)	(0.08)	(0.02)
Net loss per share - diluted	(0.14)	(0.08)	(0.02)

	As at June 30, 2021 ($)	As at June 30, 2020 ($)	As at June 30, 2019 ($)
Total assets	135,178,392	313,136	nil
Total long-term liabilities	nil	nil	nil

Summary of Quarterly Results

As a result of the Company's refocused business model on acquiring, managing, and growing a high-quality and diversified portfolio of investments in projects and/or companies that generate or are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits, comparisons to historical quarters prior to June 30, 2020 may not be useful to readers. The following is a summary of certain financial information for each of the eight most recently completed quarters:

		Income or (Loss)
Three Months Ended	Revenue ($)	Total ($)	Basic and diluted income (loss) per share (9) ($)	Total assets ($)
June 30,2021	nil	(2,822,256)	(0.05)	135,178,392
March 31, 2021	nil	(2,325,455)	(0.05)	35,630,502
December 31, 2020	nil	(539,778)	(0.04)	1,287,778
September 30, 2020	nil	(26,120)	(0.00)	346,610
June 30, 2020	nil	(11,402)	(0.00)	313,136
March 31, 2020	nil	(83,698)	(0.12)	nil
December 31, 2019	nil	(4,009)	(0.01)	nil
September 30, 2019	nil	(9,645)	(0.01)	nil

7

Results of Operations

For the three months ended June 30, 2021, compared to the three months ended June 30, 2020

The Company incurred a loss of $2,822,256 during the three months ended June 30, 2021, compared to a loss of $11,402 for the three months ended June 30, 2020. The results for the three months ended June 30, 2021, were primarily due to the following items:

●	During the three months ended June 30, 2021, the Company recorded an increase of $437,583 of share-based compensation over the 2020 comparative period. The Company granted 250,000 stock options and 300,000 RSUs during the three months ended June 30, 2021, compared to nil for the comparative period in 2020. Share based compensation expense will vary from period to period depending upon the number of stock options and RSUs granted and/or vesting during any particular period and the fair value of the stock options and RSUs calculated as at the grant date.

●	The Company incurred $1,472,560 of consulting fees for the three months ended June 30, 2021, compared to $14,000 for the three months ended June 30, 2020. The increase of $1,458,560 is in line with the Company's refocused business model.

●	During the three months ended June 30, 2021, the Company recorded an increase of $276,681 in salaries and fees over the comparative period in 2020. This represents the salaries and fees of the new management and directors tasked with refocusing the Company's business.

For the year ended June 30, 2021, compared to the year ended June 30, 2020

The Company incurred a loss of $5,713,609 during the year ended June 30, 2021, compared to a loss of $108,754 for the year ended June 30, 2020. The results for the year ended June 30, 2021, were primarily due to the following items:

●	During the year ended June 30, 2021, the Company recorded an increase of $2,080,733 of share- based compensation over the 2020 comparative period. The Company granted 3,200,000 stock options and 2,500,000 RSUs during the year ended June 30, 2021, compared to nil for the comparative period in 2020. Share based compensation expense will vary from period to period depending upon the number of stock options and RSUs granted and vesting during any particular period and the fair value of the stock options and RSUs calculated as at the grant date.

●	The Company incurred $2,100,230 in consulting fees for the year ended June 30, 2021, compared to $14,000 for the year ended June 30, 2020. The increase of $2,086,230 is in line with the Company's refocused business model.

●	During the year ended June 30, 2021, the Company recorded an increase of $568,344 in salaries and fees over the comparative period. This represents the salaries and fees of the new management and directors tasked with refocusing the Company's business.

Liquidity and cash flow

As of June 30, 2021, the Company had a working capital of $133,288,731, which includes cash and cash equivalents of $134,327,884, and does not currently have assets that generate cash flow. The Company's ability to meet its obligations and execute its business strategy depends on its ability to generate cash flow from the delivery and sale of carbon credits, as well as through the issuance its securities, the exercise of stock options and warrants and short-term or long-term loans.

8

There is no assurance that the Company will be able to access equity funding at the times and in the amounts required to meet the Company's obligations and fund activities. The outlook for the world economy remains uncertain and vulnerable to various events that could adversely affect the Company's ability to raise additional funding going forward.

Cash flows

Operating Activities

Cash used in operating activities was $2,092,289 for the year ended June 30, 2021 which resulted from operating expenses during the normal course of business, an increase in accounts payable and amounts receivable and prepaid.

Investing Activities

Cash used in investing activities was $604,200 for the year ended June 30, 2021, related to the investment in the BCI. See “Company Highlights - Company's Carbon Credit Portfolio - BCI Term Sheet”.

Financing Activities

Cash provided by financing activities was $136,929,486 for the year ended June 30, 2021, related to proceeds from the issuance of the Special Warrants. See “Company Highlights - Financings”

Related party transactions

Related party balances

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties include key management personnel and may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are recorded at the exchange amount, being the amount agreed to between the related parties.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company's executive officers and members of the Board of Directors.

9

Remuneration of key management personnel of the Company was as follows:

	Year Ended
	June 30,	June 30,
	2021	2020
Salaries and fees(1)	$483,664	$7,500
Consulting fees(2)	$127,988	$15,000
Share based compensation	$1,252,991	Nil
	$1,864,643	$22,500

(1) Salaries and fees paid to the executive officers and directors for their services.

(2) Included in accounts payable and accrued liabilities are fees owing to officers and directors of $45,256 as at June 30, 2021 (June 30, 2020 - $7,500).

Subsequent Events

On July 20, 2021, the Company announced the completion of a non-brokered private placement of 104,901,256 Special Warrants at a price of US$1.00 per Special Warrant for aggregate gross proceeds to the Company of US$104.9 million. Each Special Warrant will be automatically exercised for one common share of the Company and one full common share purchase warrant with a term of 62 months at an exercise price of US$1.50 per warrant on the earliest of (a) the third business day after the date that a receipt is issued for a final prospectus by Canadian securities regulatory authorities qualifying the common shares and warrants to be issued upon the exercise of the Special Warrants and (b) November 21, 2021. As at June 30, 2021, the Company had received gross proceeds of $87,811,768 related to the Special Warrants, that amount was shown as a liability on the statement of financial position at June 30, 2021, and the liability was extinguished on July 20, 2021 with the issuance of the Special Warrants.

On August 3, 2021, the Company announced that it entered into the Rimba Raya Stream, a carbon credit streaming agreement with InfiniteEARTH, the developer of the industry's flagship REDD+ (Reducing Emissions from Deforestation and forest Degradation) project, the Rimba Raya Biodiversity Reserve project. Under the Rimba Raya Stream, InfiniteEARTH will deliver 100% of the carbon credits created by the Rimba Raya project, expected to be 70 million credits over the next 20 years, less up to 635,000 carbon credits per annum which are already committed to previous buyers. To acquire the Rimba Raya Stream, Carbon Streaming paid an upfront cash investment of US$22.3 million. In addition, the Company will make ongoing payments to InfiniteEARTH for each carbon credit that is sold under the carbon stream

The Company and the Founders also entered into the SAA where the Founders have agreed to provide consulting services to the Company, which will consist of carbon project advisory services, carbon credit marketing and sales services, as well as assisting the Company with due diligence initiatives on new potential carbon investment opportunities. In addition, the SAA provides Carbon Streaming with a right of first refusal on any carbon streaming or royalty financing transaction for projects that are planned in the future, which includes a portfolio of Blue Carbon credit projects throughout the Americas. The Company issued 22,695,900 Common Shares of the Company and paid US$4.0 million to the Founders as consideration for entering into the SAA.

On September 13, 2021 the Company announced that it had entered into the Cerrado Biome Stream with ERA. Under the Cerrado Biome Stream the Company agreed to invest US$0.5 million to implement and scale up the Cerrado Biome project, which is aimed at protecting native forests and grasslands in the Cerrado biome, one of the most biodiverse savannah regions in the world. Verification of the project is underway with Verra, through the VCS Standard, under a grouped project model and is anticipated to be completed in late 2021, with credit sales beginning in 2022.

10

Share Capital

As September 27, 2021, the Corporation has 126,135,137 common shares outstanding.

As of September 27, 2021, the Company has outstanding: 63,897,601 warrants, 104,901,256 Special Warrants, 3,200,000 stock options and 2,500,000 RSUs.

Off-Balance Sheet Arrangements

As at the date of this MD&A, the Company did not have any off-balance sheet arrangements.

Financial Instrument Fair Value and Risk Factors

Fair value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

The Company's financial instruments include cash, accounts payable and accrued liabilities. The carrying value of these financial instruments approximates their fair value. Cash is measured based on Level 1 input of the fair value hierarchy.

Risk factors

The Company is exposed in varying degrees to a variety of financial instrument related risks. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's cash balance is mainly held in credit worthy financial institutions and in trust with the Company's legal counsel. Credit risk has been assessed as low.

Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is exposed to currency risk as it incurs certain expenditures that are denominated in United States dollars while its functional currency is the Canadian dollar. The Company does not hedge its exposure to fluctuations in foreign exchange rates. As at June 30, 2021, the Company held Canadian dollars of $35,489,526 (August 31, 2021 - $34,381,333) and US dollars of US$79,746,361 (August 31, 2021 - US$84,871,931). As the Company has a number of transactions in foreign currencies, currency risk has been assessed as moderate.

11

Assuming all other variables remain constant, as at June 30, 2021, a 5% weakening or strengthening of the Canadian dollar against the US dollar would result in a change of approximately $954,000 to loss and comprehensive loss.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its bank accounts. The income earned on the bank account was subject to the movements in interest rates. The Company has no-interest bearing debt. Therefore, interest rate risk has been assessed as nominal.

Liquidity Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company's objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash balances. Under current market conditions, liquidity risk has been assessed as low.

General Business Risk

In addition, the Company is exposed to a variety of known and unknown risks in the pursuit of its strategic objectives. The impact of any risk may adversely affect, among other things, the Company's business, financial condition and operating results, which may affect the market price of its securities. The Company monitors its risks on an ongoing basis and seeks to mitigate these risks as and when possible. For a comprehensive discussion of the risks and uncertainties that could have an effect on the business and operations of the Company, investors are urged to review the section of the AIF entitled “Risk Factors” and Annual Consolidated Financial Statements each as of June 30, 2021, copies of which are available on SEDAR at www.sedar.com.

Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of shareholders' equity of $133,892,931 at June 30, 2021 (June 30, 2020 - $181,321).

There were no changes in the Company's approach to capital management during the period.

The Company is not subject to any externally imposed capital requirements.

Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of these consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

12

The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the periods of change, if the change affects that period only, or in the period of the change of future periods, if the change affects both.

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying accounting policies in the Company's consolidated financial statements include:

Share based compensation

The Company includes an estimate of share price volatility, expected life, forfeiture rate and risk-free interest rates in the calculation of the fair value for share based payments. These estimates are based on previous experience and may change throughout the life of an incentive plan. Such changes could impact earnings.

Deferred taxes

The Company recognizes the deferred tax benefit related to tax assets and tax losses to the extent recovery is probable. Assessing the recoverability of deferred income tax assets requires management to make significant estimates of future taxable profit and expected timing of reversals of existing temporary differences. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from tax assets and tax losses.

Disclosure of Internal Controls

Management has established processes to provide it with sufficient knowledge to support representations that it has exercised reasonable diligence to ensure that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the financial statements, and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flow of the Company, as of the date of and for the periods presented.

As at June 30, 2021 the Company was a ‘venture issuer', as such term is defined under National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings (“NI 52-109”). In connection with listing on the NEO Exchange on July 27, 2021 the Company became a non-venture issuer. As this is the first financial period after becoming a non-venture issuer, the Company is filing certificates in the form of “Form 52-109F1 - IPO/RTO IPO/RTO Certification of Annual Filings Following an Initial Public Offering, Reverse Takeover or Becoming a Non-Venture Issuer” for this period (the “IPO/RTO Certificate”).

In contrast to the form of certificate required for non-venture issuers under NI 52-109, the IPO/RTO Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers filing such certificate are not making any representations relating to the establishment and maintenance of:

(i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

13

(ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with the issuer's GAAP (IFRS).

The Company's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company's future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated in such forward-looking statements.

The Company currently believes the expectations reflected in these forward-looking statements are reasonable, but cannot assure that such expectations will prove to be correct, and thus, such statements should not be unduly relied upon. These forward-looking statements are made as of the date of this MD&A and the Company disclaims any intent or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, unless required pursuant to applicable laws. Risk and assumptions that could cause actual results to differ materially from those anticipated in these forward-looking statements are described under the headings “Forward-Looking Information” and “Risk Factors” in the Company's AIF and under the heading “Risks Factors” in this MD&A. Although the Company has attempted to take into account important factors that could cause actual costs or operating results to differ materially, there may be other unforeseen factors and therefore results may not be as anticipated, estimated or intended.

Additional Information

Additional information with respect to the Company, including the Company's quarterly interim financial statements and Company's AIF, have been filed with Canadian securities regulatory authorities and is available on SEDAR at www.sedar.com and on the Company's website at www.carbonstreaming.com. Information contained in or otherwise accessible through the Company's website does not form a part of this MD&A and is not incorporated by reference into this MD&A.